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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-22759

Bank of the Ozarks, Inc.; The NASDAQ Global Select Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

17901 Chenal Parkway, Little Rock, Arkansas 72223 (501) 978-2265

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.01 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange
☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Explanatory Note: On June 26, 2017, as the result of an internal reorganization designed to eliminate its bank holding company structure, Bank of the Ozarks, Inc. (the “Predecessor”), merged with and into its wholly-owned subsidiary, Bank of the Ozarks (the “Bank”), with the Bank continuing as the surviving corporation. The Bank’s common stock will trade on the NASDAQ Global Select Market under the same ticker symbol as the Predecessor’s common stock with the same CUSIP number as Predecessor common stock. The Bank is the successor issuer of the Predecessor pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, Bank of the Ozarks, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

June 26, 2017	By: /s/ Greg McKinney	Chief Financial Officer and Chief Accounting Officer
Date	Name	Title

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